Exhibit 99.1
AURINIA PHARMACEUTICALS INC.
Notice of Annual General Meeting of Shareholders
NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Thursday, June 21, 2018, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at eight;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2017, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration; and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular.
The board of directors (the “Board”) has determined that only holders of record of the common shares of the Company at the close of business on May 4, 2018 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on Tuesday, June 19, 2018 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.
DATED this 8th day of May, 2018.
BY ORDER OF THE BOARD
(signed) “Richard M. Glickman"
Richard M. Glickman
Chairman and Chief Executive Officer